UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                LNB Bancorp, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                            502100100 (CUSIP Number)

                                   May 7, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-l(c)
                                / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13G/A
CUSIP No. 502100100

1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (OPTIONAL)

         Sky Holdings, Inc. EIN #52-2007724

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /x/
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER

         310,079

6        SHARED VOTING POWER

         0

7        SOLE DISPOSITIVE POWER

         310,079

8        SHARED DISPOSITIVE POWER

         0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         310,079

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           /   /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.81%

12       TYPE OF REPORTING PERSON*

         CO



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                                 SCHEDULE 13G/A
CUSIP No. 502100100

1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (OPTIONAL)

         Sky Financial Group, Inc. EIN #34-1372535

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /x/
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER

         310,079

6        SHARED VOTING POWER

         0

7        SOLE DISPOSITIVE POWER

         310,079

8        SHARED DISPOSITIVE POWER

         0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         310,079

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           /   /

                                  Page 4 of 8
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.81%

12       TYPE OF REPORTING PERSON*

         CO


                                  Page 5 of 8
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Item 1 (a)        Name of Issuer: LNB Bancorp, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  457 Broadway, Lorain, Ohio 44052

Items 2 (a)-(c)   Name of Person Filing:

         This statement is being filed jointly by Sky Holdings, Inc., a Delaware corporation ("Sky Holdings") and Sky Financial Group, Inc., an Ohio corporation ("Sky Financial"), (collectively, the "Reporting Persons"). Sky Holdings is a wholly-owned subsidiary of Sky Financial, which is a financial holding company registered under the Bank Holding Company Act of 1956, as amended. The executive offices of Sky Financial are located at 221 South Church Street, Bowling Green, Ohio 43402 and the executive offices of Sky Holdings are located at the Nemours Building, Suite 1406, 1007 Orange Street, Wilmington, Delaware 19801. Sky Financial provides diversified financial services including banking, insurance, investment and trust services. Sky Financial has one commercial bank subsidiary, Sky Bank, Salineville, Ohio. Sky Financial's subsidiary, Sky Trust, National Association, is engaged in the related business of providing trust and wealth management services. Sky Financial's subsidiary, Sky Insurance, Inc., is engaged in the insurance agency business. Sky Holdings makes and manages investments. As the owner of Sky Holdings, Sky Financial may be deemed to have voting and dispositive power over the securities of the issuer held by Sky Holdings.

Item 2   (d)      Title of Class of Securities: Common Stock, $1.00 par value

Item 2   (e)      CUSIP Number: 502100100

Item 3 If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is an:

(a)[ ] Broker or Dealer registered under Section 15 of the Act
(b)[ ] Bank as defined in section 3(a)(6) of the Act
(c)[ ] Insurance Company as defined in section 3(a)(19) of the Act
(d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940
(e)[ ] An Investment Adviser in accordance with Rule 13d-l(b)(1)(ii)(E)
(f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with
Rule 13d-l(b) (1) (ii) (F)
(g)[ ] A Parent Holding Company or Control Person in accordance with
Rule 13d-1 (b) (ii) (G)
(h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)[ ] A Church Plan that is excluded From the definition of an investment company under Section 3(c)(14)of the Investment Company Act of 1940
(j)[ ] Group, in accordance with 13d-1(b) (1) (ii) (J)

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Item 4 Ownership:

The following information is provided as of May 8, 2007:

(a)  Amount Beneficially Owned: 310,079

(b)  Percent of Class: 4.81%

(c)  Number of shares as to which such person has:

(i)   sole power to vote or to direct the vote: 310,079
(ii)  shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 310,079
(iv)  shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6 Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

Item 8 Identification and Classification of Members of the Group:

         Not Applicable.

Item 9 Notice of Dissolution of Group:

         Not Applicable.

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Item 10 Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                      Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                 May 8, 2007

                                      Sky Holdings, Inc.


                                      By: /s/ Joan L. Yori
                                          --------------------------------------

                                          Joan L. Yori/President
                                          ----------------------
                                               Name/Title

                                      Sky Financial Group, Inc.

                                      By: /s/ Michael R. Moore
                                          ------------------------------------

                                          Michael R. Moore/Sr. Vice President
                                          -----------------------------------
                                               Name/Title


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